                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.       Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEUROCHEM INC.
November 9, 2006

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                 Consolidated Financial Statements of
                 (Unaudited)


                 NEUROCHEM INC.



                 Periods ended September 30, 2006 and 2005

NEUROCHEM INC.
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2006 and 2005
(in thousands of Canadian dollars)




FINANCIAL STATEMENTS

     Consolidated Balance Sheets............................................   1

     Consolidated Statements of Operations..................................   2

     Consolidated Statements of Deficit.....................................   3

     Consolidated Statements of Cash Flows..................................   4

     Notes to Consolidated Financial Statements.............................   6

NEUROCHEM INC.
Consolidated Balance Sheets
(Unaudited)

September 30, 2006 and December 31, 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

===================================================================================================================
                                                       September 30,        September 30,         December 31,
                                                                2006                 2006                 2005
-------------------------------------------------------------------------------------------------------------------
                                                            (U.S.$ -               (Cdn$)               (Cdn$)
                                                             note 1)
Assets

Current assets:
     Cash and cash equivalents                         $      24,001        $      26,769        $       7,382
     Marketable securities                                      --                   --                 63,709
     Restricted cash (note 3)                                  6,000                6,692                6,995
     Sales taxes and other receivables                           852                  950                  728
     Research tax credits receivable                           2,761                3,079                2,404
     Prepaid expenses and deposits                             2,839                3,167                3,171
-------------------------------------------------------------------------------------------------------------------
                                                              36,453               40,657               84,389

Restricted cash                                                  574                  640                  640
Long-term prepaid expenses and deposits                          748                  834                1,355
Long-term investment (note 2)                                    834                  930                  235
Property and equipment                                         4,308                4,805                4,911
Patents                                                        5,059                5,642                5,416
-------------------------------------------------------------------------------------------------------------------
                                                       $      47,976        $      53,508        $      96,946
===================================================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                  $       3,332        $       3,716        $       5,016
     Accrued liabilities                                      10,504               11,715                8,551
     Deferred revenue                                          8,415                9,386                2,429
     Deferred gain on sale of property                         1,277                1,424                1,424
-------------------------------------------------------------------------------------------------------------------
                                                              23,528               26,241               17,420

Deferred revenue                                                --                   --                  8,779
Deferred gain on sale of property                             16,757               18,690               19,759
Long-term accrued liabilities                                    547                  610                  207
-------------------------------------------------------------------------------------------------------------------
                                                              40,832               45,541               46,165
-------------------------------------------------------------------------------------------------------------------

Non-controlling interest (note 2)                                923                1,030                  509

Shareholders' equity:
     Share capital (note 4)                                  242,793              270,793              260,968
     Additional paid-in capital (note 4)                      11,584               12,920               10,052
     Deficit                                                (248,156)            (276,776)            (220,748)
-------------------------------------------------------------------------------------------------------------------
                                                               6,221                6,937               50,272

Arbitral award (note 7)
Subsequent event (note 9)
-------------------------------------------------------------------------------------------------------------------
                                                       $      47,976        $      53,508        $      96,946
===================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2006 and 2005
(in thousands of Canadian dollars, except per share data)
(in accordance with Canadian GAAP)

===================================================================================================================
                                            Three months ended                         Nine months ended
                                               September 30,                             September 30,
                                    ---------------------------------      ----------------------------------------
                                      2006         2006          2005          2006          2006         2005
-------------------------------------------------------------------------------------------------------------------
                                  (U.S.$ -       (Cdn$)        (Cdn$)      (U.S.$ -        (Cdn$)       (Cdn$)
                                   note 1)                                  note 1)
Revenues:
     Collaboration agreement
       (note 3)                $       544  $       607   $       750   $     1,634   $     1,822  $     2,777
     Reimbursable costs                152          170           170           542           605          827
-------------------------------------------------------------------------------------------------------------------
                                       696          777           920         2,176         2,427        3,604
-------------------------------------------------------------------------------------------------------------------

Expenses (income):
     Research and development       12,966       14,461        13,945        38,131        42,529       38,807
     Research tax credits and
       grants                         (389)        (434)       (1,704)       (1,312)       (1,463)      (2,664)
     Other research and development
       charges                       1,145        1,277             -         1,145         1,277            -
-------------------------------------------------------------------------------------------------------------------
                                    13,722       15,304        12,241        37,964        42,343       36,143
     General and administrative      2,727        3,042         6,737         8,832         9,850       17,819
     Arbitral award (note 7)          --           --            --           1,873         2,089         --
     Reimbursable costs                152          170           170           542           605          827
     Stock-based compensation
       (note 5)                        954        1,064           868         2,686         2,996        3,930
     Depreciation of property and
       equipment                       291          325           552           847           945        1,548
     Amortization and write-off of
       patents                          89           99            79           342           381          228
     Interest and bank charges          21           24           126            66            74          380
-------------------------------------------------------------------------------------------------------------------
                                    17,956       20,028        20,773        53,152        59,283       60,875
-------------------------------------------------------------------------------------------------------------------
Net loss before undernoted items   (17,260)     (19,251)      (19,853)      (50,976)      (56,856)     (57,271)
-------------------------------------------------------------------------------------------------------------------

Investment income and other:
     Interest income                   429          479           591         1,526         1,702        1,475
     Foreign exchange loss             (22)         (25)       (1,700)         (533)         (595)         (68)
     Other income                      551          614           291         1,082         1,207          638
     Share of loss in a company
       subject to significant
       influence                      (451)        (503)         (574)       (1,981)       (2,210)      (2,153)
     Non-controlling interest          149          166           171           649           724          641
-------------------------------------------------------------------------------------------------------------------
                                       656          731        (1,221)          743           828          533
-------------------------------------------------------------------------------------------------------------------
Net loss                       $   (16,604)  $  (18,520)   $  (21,074)   $  (50,233)   $  (56,028)  $  (56,738)
===================================================================================================================

Net loss per share:
     Basic                     $     (0.43)  $    (0.48)   $    (0.58)   $    (1.30)   $    (1.45)  $    (1.65)
     Diluted                         (0.43)       (0.48)        (0.58)        (1.30)        (1.45)       (1.65)
===================================================================================================================

Weighted average number of
  common shares outstanding:
     Basic                                   38,814,360    36,618,807                  38,589,402   34,288,153
     Effect of dilutive options
       and warrants                                --         139,817                        --      1,669,024
-------------------------------------------------------------------------------------------------------------------
     Diluted                                 38,814,360    36,758,624                  38,589,402   35,957,177
===================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

===================================================================================================================
                                            Three months ended                         Nine months ended
                                               September 30,                             September 30,
                                    ---------------------------------      ----------------------------------------
                                      2006         2006          2005          2006          2006         2005
-------------------------------------------------------------------------------------------------------------------
                                  (U.S.$ -       (Cdn$)        (Cdn$)      (U.S.$ -        (Cdn$)       (Cdn$)
                                    note 1)                                  note 1)
Deficit, beginning of period:
     As previously reported    $  (231,552) $  (258,256)  $  (184,046)  $  (197,923)  $  (220,748) $  (140,926)
     Adjustment to reflect
       change in accounting
       policy for long-term
       investment (note 2)            --           --            --            --            --         (2,501)
-------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period,
   as restated                    (231,552)    (258,256)     (184,046)     (197,923)     (220,748)    (143,427)

Net loss                           (16,604)     (18,520)      (21,074)      (50,233)      (56,028)     (56,738)

Share issue costs                     --           --            --            --            --         (4,955)
-------------------------------------------------------------------------------------------------------------------
Deficit, end of period         $  (248,156) $  (276,776)  $  (205,120)  $  (248,156)  $  (276,776) $  (205,120)
===================================================================================================================

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

=============================================================================================================================
                                                      Three months ended                         Nine months ended
                                                         September 30,                             September 30,
                                              ---------------------------------      ----------------------------------------
                                                2006         2006          2005          2006          2006         2005
-----------------------------------------------------------------------------------------------------------------------------
                                            (U.S.$ -       (Cdn$)        (Cdn$)        (U.S.$         (Cdn$)      (Cdn$)
                                             note 1)                                  note 1)
Cash flows from operating
  activities:
     Net loss                            $   (16,604) $   (18,520)  $   (21,074)  $   (50,233)  $   (56,028) $   (56,738)
     Adjustments for:
         Depreciation, amortization
           and write-off of patents              380          424           631         1,189         1,326        1,776
         Unrealized foreign exchange
           loss                                  332          370         1,972         1,137         1,268        1,232
         Stock-based compensation                954        1,064           868         2,686         2,996        3,930
         Share of loss in a company
           subject to significant
           influence                             451          503           574         1,981         2,210        2,153
         Non-controlling interest               (149)        (166)         (171)         (649)         (724)        (641)
         Amortization of gain on sale
           leaseback                            (319)        (356)         --            (959)       (1,069)        --
     Changes in operating assets
       and liabilities:
         Restricted cash                        --           --            --            --            --         (7,258)
         Amounts receivable under
           collaboration agreement              --           --            --            --            --         14,443
         Sales taxes and other
           receivables                           321          358          (302)         (199)         (222)         (41)
         Research tax credits receivable         301          336        (1,683)         (605)         (675)      (2,495)
         Prepaid expenses and deposits           593          661         1,209             3             4        1,071
         Long-term prepaid expenses
           and deposits                          124          139           107           467           521          (86)
         Deferred revenue                       (544)        (607)         (750)       (1,634)       (1,822)      (2,777)
         Accounts payable and
           accrued liabilities                 1,128        1,258         1,679         2,928         3,266        5,684
-----------------------------------------------------------------------------------------------------------------------------
                                             (13,032)     (14,536)      (16,940)      (43,888)      (48,949)     (39,747)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from issue of common
       shares                                    179          200         8,769         8,694         9,697       84,280
     Share issue costs                          --           --            --            --            --         (4,955)
     Repayment of obligations
       under capital leases                     --           --            (115)         --            --           (338)
     Repayment of long-term debt                --           --            (106)         --            --           (396)
-----------------------------------------------------------------------------------------------------------------------------
                                                 179          200         8,548         8,694         9,697       78,591
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property and equipment        (139)        (155)         (282)         (589)         (657)      (1,185)
     Additions to patents                       (268)        (299)         (207)       (1,603)       (1,788)        (695)
     Proceeds from marketable
       securities                               --           --         (21,144)       57,121        63,709          822
     Proceeds from disposal of property
       and equipment                            --           --               3          --            --             68
     Long-term investment                       --           --            --          (1,488)       (1,660)        --
-----------------------------------------------------------------------------------------------------------------------------
                                                (407)        (454)      (21,630)       53,441        59,604         (990)

NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(in thousands of Canadian dollars)
(in accordance with Canadian GAAP)

=============================================================================================================================
                                                      Three months ended                         Nine months ended
                                                         September 30,                             September 30,
                                              ---------------------------------      ----------------------------------------
                                                2006         2006          2005          2006          2006         2005
-----------------------------------------------------------------------------------------------------------------------------
                                            (U.S.$ -       (Cdn$)        (Cdn$)       (U.S.$)         (Cdn$)       (Cdn$)
                                             note 1)                                  note 1)
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                      (13,260)     (14,790)      (30,022)       18,247        20,352       37,854

Cash and cash equivalents,
   beginning of period                        37,595       41,931        75,727         6,619         7,382        7,207

Effect of unrealized foreign exchange
   on cash and cash equivalents                 (334)        (372)       (1,585)         (865)         (965)        (941)
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                         $    24,001  $    26,769   $    44,120   $    24,001   $    26,769  $    44,120
=============================================================================================================================

Supplemental disclosure to cash flow (note 8).

See accompanying notes to unaudited consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

1.   BASIS OF PRESENTATION:

     These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited balance sheet as at September 30, 2006, and the unaudited statements of operations, deficit and cash flows for the periods ended September 30, 2006, and 2005, reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim financial statements follow the same accounting policies and methods of their application as described in note 2 of the annual financial statements for the year ended December 31, 2005. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the annual financial statements as at and for the year ended December 31, 2005.

     Translation of convenience:

     The Company's functional currency is the Canadian dollar. As a convenience to certain readers, the Company also presents the interim consolidated financial statements in U.S. dollars using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada at September 30, 2006, which was 0.8966 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and, thus, has limited usefulness. This translation should not be viewed as a representation that the Canadian dollar amounts in the financial statements actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.


2.   CHANGES IN ACCOUNTING POLICIES:

     Variable interest entities:

     On January 1, 2005, the Company adopted the recommendation of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE's expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company's investment in a holding company that owns Innodia Inc.'s shares (Innodia Holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. Innodia Holding's only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company's interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

2.   CHANGES IN ACCOUNTING POLICIES (CONTINUED):

     Variable interest entities (continued):

     In March 2006, the Company invested an additional amount of $1,660 in Innodia Holding in connection with a financing by Innodia Inc. Following the additional investment by the Company and the other Innodia Holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.


3.   COLLABORATION AGREEMENT:

     The Company recognized $607 and $1,822 of revenue for the three-month and nine-month periods ended September 30, 2006, under a collaboration agreement entered into in December 2004 (2005 - $750 and $2,777, respectively). These amounts represent the amortization of the non-refundable upfront payment over the remaining estimated period through to the anticipated regulatory approval date of the investigational product candidate.

     As required under the terms of the collaboration agreement, the Company has secured, through a bank, a letter of credit in the amount of $6,692 (U.S.$6,000) in connection with the potentially refundable upfront payment received under the collaboration agreement. The Company has classified an equivalent amount of cash as "restricted cash" on the consolidated balance sheet to reflect the collateralization of the amount of the letter of credit.


4.   SHARE CAPITAL:

     (a) The authorized share capital of the Company consists of:

         -   an unlimited number of voting common shares

         - an unlimited number of non-voting preferred shares, issuable in one or more series

     (b) Issued and outstanding:

         The issued and outstanding share capital consists of:

===================================================================================================================
                                                                            September 30,         December 31,
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
         38,690,945 common shares (December 31, 2005 -
           37,421,079 common shares)                                        $     270,793        $     260,968
===================================================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

4.   SHARE CAPITAL (CONTINUED):

     (b) Issued and outstanding (continued):

         Changes in the issued and outstanding common shares and additional paid-in capital for the year ended December 31, 2005 and for the nine-month period ended September 30, 2006 were as follows:

===================================================================================================================
                                                                                                    Additional
                                                                                                       paid-in
                                                              Number              Dollars              capital
-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2004                       30,320,419        $     175,855        $       5,765

         Issued for cash from public offering (i)          4,000,000               74,495                 --

         Exercise of a warrant (ii)                        2,800,000                8,764                 --

         Exercise of stock options:
              For cash                                       300,660                1,346                 --
              Ascribed value from additional paid-in
                capital                                         --                    508                 (508)

         Stock-based compensation                               --                   --                  4,795
-------------------------------------------------------------------------------------------------------------------
         Balance, December 31, 2005                        37,421,079             260,968               10,052

         Exercise of a warrant (iii)                       1,200,000                9,372                 --

         Exercise of stock options:
              For cash                                        69,866                  325                 --
              Ascribed value from additional paid-in
                capital                                         --                    128                 (128)

         Stock-based compensation                               --                   --                  2,996
-------------------------------------------------------------------------------------------------------------------
         Balance, September 30, 2006                       38,690,945       $     270,793        $      12,920
===================================================================================================================

         December 31, 2005:

         (i) On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

         (ii) On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. Total proceeds to the Company were $8,764.

         September 30, 2006:

         (iii)On February 16, 2006, Picchio Pharma exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

4.   SHARE CAPITAL (CONTINUED):

     (c) Stock option plan:

         Changes in outstanding options issued under the stock option plan for the year ended December 31, 2005 and the nine-month period ended September 30, 2006 were as follows:

===================================================================================================================
                                                                                                      Weighted
                                                                                                       average
                                                                                   Number       exercise price
-------------------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 2004                                 2,363,784        $       14.51

         Granted                                                                  318,500                 21.31

         Exercised                                                               (300,660)                 4.48

         Cancelled or expired                                                     (71,666)                13.68
-------------------------------------------------------------------------------------------------------------------
         Options outstanding, December 31, 2005                                 2,309,958                16.78

         Granted                                                                  402,000                 16.53

         Exercised                                                                (69,866)                 4.64

         Cancelled or expired                                                     (22,635)                16.96
-------------------------------------------------------------------------------------------------------------------
         Options outstanding, September 30, 2006                                2,619,457        $       17.06
===================================================================================================================


     (d) Outstanding warrants at September 30, 2006:

         Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

===================================================================================================================
                                                                                Number of             Weighted
                                                                                  warrant              average
                                                                                   shares       exercise price
-------------------------------------------------------------------------------------------------------------------
         Warrant shares outstanding, December 31, 2004                          4,000,000        $        4.53

         Exercised (note 4 (b))                                                (2,800,000)                3.13
-------------------------------------------------------------------------------------------------------------------
         Warrant shares outstanding, December 31, 2005                          1,200,000                 7.81

         Exercised (note 4 (b))                                                (1,200,000)                7.81
-------------------------------------------------------------------------------------------------------------------
         Warrant shares outstanding, September 30, 2006                              --          $         --
===================================================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

4.   SHARE CAPITAL (CONTINUED):

     (e) Earnings per share:

         At September 30, 2006, 1,679,166 options were not considered in the computation of the diluted weighted average number of shares outstanding since the exercise price of these options was higher than the average market price.

         Included in the basic weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification. See note 4 (f).

     (f) Agreement to issue shares:

         On December 1, 2004, the Company entered into an agreement with the Chief Executive Officer to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. The agreement was approved by regulatory authorities and shareholders in 2005. During the period ended September 30, 2005, the Company recorded $1,441 in stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with the execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

     (g) Equity line of credit:

         On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility has a 24-month term and provides the Company with access to financing of up to U.S.$60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown. Under the agreement, the Company is committed to draw down at least U.S.$25,000 over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and obtaining the required regulatory approvals. As of September 30, 2006, the Company had not drawn any funds under the equity line of credit.


5.   STOCK-BASED COMPENSATION:

     In the three-month and nine-month periods ended September 30, 2006, the Company recorded total stock-based compensation of $1,064 and $2,996, respectively related to stock options granted to employees after July 1, 2002 (2005 - $868 and $2,489, respectively).

     The fair value of the options granted was determined using the following method and assumptions.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

5.   STOCK-BASED COMPENSATION (CONTINUED):

     The weighted average fair value of each option is estimated on the effective date of the grant using Black-Scholes pricing model with the following assumptions:

===================================================================================================================
                                                                            September 30,        September 30,
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
     Risk-free interest rate                                                         4.18%               3.86%
     Expected volatility                                                               60%                 58%
     Expected life in years                                                             7                    7
     Expected dividend yield                                                          nil                  nil
===================================================================================================================


     The following table summarizes the weighted average grant-date fair value per share for options granted during the nine-month periods ended September 30, 2006 and 2005:

===================================================================================================================
                                                                                              Weighted average
                                                                                Number of           grant-date
                                                                                  options           fair value
-------------------------------------------------------------------------------------------------------------------
     Nine-month periods ended:
         September 30, 2006                                                       402,000        $       10.46
         September 30, 2005                                                       311,000                12.78

===================================================================================================================

     Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.



6.   RELATED PARTY TRANSACTIONS:

     In the three-month and nine-month periods ended September 30, 2006, the Company incurred fees of $613 and $1,840 under the terms of a management services agreement entered into in March 2003, as amended in October 2003 and again in December 2004, with Picchio International Inc., a company related to a shareholder, director and officer (2005 - $600 and $1,800, respectively).

     In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. In the three and nine months ended September 30, 2006, sub-lease revenue under the agreement amounted to $240 and $719, respectively, and is included in "other income" on the consolidated statements of operations (2005 - $240 and $461, respectively).

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

6.   RELATED PARTY TRANSACTIONS (CONTINUED):

     On February 1, 2006, the Company entered into an assignment agreement with Parteq Research and Development Innovations (Parteq) (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

     In March 2006, as disclosed in note 2, the Company invested an additional amount of $1,660 in Innodia Holding, a company in which a shareholder has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia Inc. amending the May 2003 license agreement, which granted Innodia Inc. an exclusive worldwide license under certain intellectual property relating to diabetes.

     The transactions were recorded at the exchange amount, which is the consideration established by and agreed to by the parties.


7.   ARBITRAL AWARD:

     In 2002, the Company executed an agreement (the CTA) with Immtech International, Inc. (which changed its name, on March 22, 2006, to Immtech Pharmaceuticals, Inc. and which is referred to herein simply as "Immtech") of Vernon Hills, Illinois pursuant to which Immtech provided the Company with certain compounds for testing and granted the Company an option to license such compounds. In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A., with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, the Company brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal (the Tribunal), convened in accordance with the rules of the International Chamber of Commerce Court of Arbitration (the ICC), was held in mid-September 2005. The Tribunal issued its Final Award in early June 2006.

     The Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

7.   ARBITRAL AWARD (CONTINUED):

     The Tribunal found that Neurochem had breached certain sections of the 2002 agreement and Immtech was awarded U.S.$35 in damages, plus interest thereon. Immtech was also awarded a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1,830.

     On July 10, 2006, Immtech submitted an application in the form of a letter to the Tribunal and the ICC, seeking further determination under the Final Award. On July 28, 2006, Neurochem filed a response opposing Immtech's request for a further determination with respect to ownership of the Neurochem inventions and pending patent applications. The Tribunal Issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech's request to make a further determination.

     A status conference before the Federal District Court for the Southern District of New York on the matter of the stayed litigation between Immtech and two universities, on the one hand, and Neurochem, on the other hand (the Litigation), is scheduled for mid-November. Despite the outcome of the arbitral proceedings, the outcome of the Litigation and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for loss has been recorded by the Company in connection with the litigation.


8.   STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE:

     (a) Cash and cash equivalents:

         Cash and cash equivalents consist of cash balances with banks and short-term investments:

===================================================================================================================
                                                                            September 30,         December 31,
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
         Cash balances with banks                                           $       1,772        $       1,919
         Short-term investment yielding interest between
           4.29% and 5.20% (December 31, 2005: 3.15% to 4.27%)                     24,997                5,463

-------------------------------------------------------------------------------------------------------------------
                                                                            $      26,769        $       7,382
===================================================================================================================

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2006 and 2005
(Amounts in thousands of Canadian dollars, except per share data)

================================================================================

8.   STATEMENTS OF CASH FLOWS - SUPPLEMENTARY DISCLOSURE (CONTINUED):

     (b) Interest:

===================================================================================================================
                                                         Three months                             Nine months
                                                  ended September 30,                      ended September 30,
                                            2006                 2005                2006                 2005
-------------------------------------------------------------------------------------------------------------------
         Cash paid in the period for:
              Interest                  $    --            $       99           $    --              $     311
===================================================================================================================


     (c) Non-cash transactions:

===================================================================================================================
                                                                            September 30,         December 31,
                                                                                     2006                 2005
-------------------------------------------------------------------------------------------------------------------
         Additions to property and equipment and patents,
           included in accounts payable and accrued liabilities
           at the end of the period                                         $         326        $       1,325
===================================================================================================================

9.   SUBSEQUENT EVENT:

     On November 3, 2006, the Company entered into a private placement of U.S.$40,000 aggregate principal amount of 6% senior convertible notes due in 2026, with a conversion premium of 20%. The Company has granted the U.S. registered broker-dealer a 30-day option to purchase up to an additional U.S.$2,085 aggregate principal amount of the notes. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. The sale of the notes is expected to close on November 9, 2006.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE
              THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2006

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the nine-month period ended September 30, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2006, the net loss amounted to $18,520,000 ($0.48 per share), compared to $21,074,000 ($0.58 per share) for the corresponding period last year. For the nine-month period ended September 30, 2006, the net loss amounted to $56,028,000 ($1.45 per share), compared to $56,738,000 ($1.65 per share) for the same period last year.

Revenue from collaboration agreement amounted to $607,000 for the current quarter ($1,822,000 for the nine-month period), compared to $750,000 for the same period last year ($2,777,000 for the nine-month period). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA(TM) - formerly FIBRILLEX(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In August 2006, the Company received an approvable letter from the FDA for eprodisate (KIACTA(TM)), following the Company's New Drug Application submitted in February 2006. In this action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA stated that this efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT clinical study should be submitted as part of a Phase 4 (post approval) commitment. The Company submitted a complete response to the FDA on October 16, 2006. Neurochem is also seeking marketing approval for eprodisate (KIACTA(TM)) for the treatment of AA amyloidosis in the European Union. The

Company's Marketing Authorization Application has been validated by the European Medicines Agency (EMEA) in September 2006, which confirmed that the regulatory review has started.

Reimbursable costs revenue amounted to $170,000 for the current quarter ($605,000 for the nine-month period), compared to $170,000 for the same period last year ($827,000 for the nine-month period) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA(TM))-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $14,461,000 for the current quarter ($42,529,000 for the nine-month period), compared to $13,945,000 for the same period last year ($38,807,000 for the nine-month period). The increase in the nine-month period is primarily due to expenses incurred in relation to the development of tramiprosate (ALZHEMED(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (ALZHEMED(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). The 18-month North American Phase III clinical trial is expected to be completed in January 2007. This trial is being conducted in close to 70 clinical centers in the U.S. and in Canada, with 1,052 mild-to-moderate AD patients enrolled. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial is conducted in approximately 70 centers in ten European countries. As of September 30, 2006, 641 patients had been successfully screened in the European clinical trial, of which 564 were randomized; the remaining 77 patients are expected to be randomized and included in the clinical trial. Enrollment for the European clinical trial is expected to be completed in the fall of 2006. The Phase III clinical trials for tramiprosate (ALZHEMED(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In May 2006, the Company started an 18-month open-label extension study for patients who have completed the ongoing North American Phase III clinical trial for tramiprosate (ALZHEMED(TM)). For the quarter and nine-month period ended September 30, 2006, research and development expenses also included costs incurred to support the ongoing eprodisate (KIACTA(TM)) Phase II/III open-label extension study, as well as ongoing drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits and grants amounted to $434,000 this quarter ($1,463,000 for the nine-month period), compared to $1,704,000 for the corresponding period last year ($2,664,000 for the nine-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits recorded during the third quarter of 2005, claimed in respect to eligible research and development taxable benefits on stock options for 2005 and prior years.

Other research and development charges amounted to $1,277,000 for the current quarter. In 2006, the Quebec taxation authorities proposed retroactive changes in the application of the tax credit program that would deny tax credits on eligible research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined that the criteria for recognition of these credits was no longer met and recorded a provision for these research tax credits.

General and administrative expenses totaled $3,042,000 for the current quarter ($9,850,000 for the nine-month period), compared to $6,737,000 for the same quarter last year ($17,819,000 for the nine-month period). The decrease is primarily attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech International, Inc. (now known as Immtech Pharmaceuticals, Inc. and referred to herein as Immtech). See Arbitral award below.

Arbitral award amounted to $2,089,000 (approximately U.S. $1.9 million) for the nine-month period and relates to the dispute with Immtech. In June 2006, the International Chamber of Commerce (the ICC) issued its Final Award (Final Award) in the arbitration dispute involving Neurochem and Immtech. The dispute concerns an agreement entered into between Immtech and Neurochem in 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech's claims. On August 12, 2003, Immtech brought claims against Neurochem in legal proceedings filed with the Federal District Court for the Southern District of New York, U.S.A. The dispute was presented to an arbitral tribunal (the Tribunal) convened in accordance with the rules of the ICC. An evidentiary hearing before the Tribunal was held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech's compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem's patent applications. While the Tribunal found that Neurochem had breached certain sections of the Agreement, Immtech was awarded U.S. $35,000 in damages, plus interest thereon. All of Immtech's tort claims were rejected, as were its claims for injunctive relief and equitable relief; the Tribunal also denied Neurochem's counterclaims. Immtech was awarded only a portion of the ICC's administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech's arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S. $1.83 million. On July 10, 2006, Immtech submitted an application in the form of a letter to the Tribunal and the ICC seeking a determination by the Tribunal of an issue Immtech asserted the Tribunal did not decide; specifically, Immtech claimed that certain Neurochem "inventions", and pending patent applications relating thereto, should be assigned to, and therefore be owned by Immtech and that the Final Award failed to distinguish between the issue of ownership -- as distinct from the issue of inventorship. On July 28, 2006, Neurochem filed a response opposing Immtech's request for a further determination with respect to ownership of the Neurochem inventions and pending patent applications. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech's request to make a further determination. A status conference before the Federal District Court for the Southern District of New York on the matter of the stayed litigation between Immtech and two universities, on the one hand, and Neurochem, on the other hand, (the Litigation) is scheduled for mid-November. Despite the outcome of the arbitral proceedings, the outcome of the Litigation and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for loss has been recorded by the Company in connection with the Litigation.

Reimbursable costs amounted to $170,000 for the current quarter ($605,000 for the nine-month period), compared to $170,000 for the same period last year ($827,000 for the nine-month period), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA(TM))-related activities and reimbursable by Centocor.

Stock-based compensation amounted to $1,064,000 for the current quarter ($2,996,000 for the nine-month period), compared to $868,000 for the corresponding quarter last year ($3,930,000 for the nine-month period). This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The decrease in the nine-month period is attributable to expenses of $1,441,000 recorded in the second quarter of 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.

Depreciation, amortization and write-off of patents amounted to $424,000 for the current quarter ($1,326,000 for the nine-month period), compared to $631,000 for the same quarter last year ($1,776,000 for the nine-month period). The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $24,000 for the current quarter ($74,000 for the nine-month period), compared to $126,000 for the same quarter last year ($380,000 for the nine-month period). The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.

Interest income amounted to $479,000 for the current quarter ($1,702,000 for the nine-month period), compared to $591,000 for the same quarter last year ($1,475,000 for the nine-month period). The decrease in the quarter is mainly due to lower average cash balances and is partially offset by higher interest rates during the current quarter, compared to the same period last year. The increase in the nine-month period is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current period, compared to the same period last year.

Foreign exchange loss amounted to $25,000 for the current quarter ($595,000 for the nine-month period), compared to $1,700,000 for the same quarter last year ($68,000 for the nine-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the periods.

Other income amounted to $614,000 for the current quarter ($1,207,000 for the nine-month period), compared to $291,000 for the same quarter last year ($638,000 for the nine-month period). Other income consists of non-operating revenue, primarily sub-lease revenue. The increase in the current quarter includes an amount of $332,000 in respect of the recovery of prior years' property taxes.

Share of loss in a company subject to significant influence amounted to $503,000 for the current quarter ($2,210,000 for the nine-month period), compared to $574,000 for the corresponding quarter last year ($2,153,000 for the nine-month period). Non-controlling interest amounted to $166,000 for the current quarter ($724,000 for the nine-month period), compared to $171,000 for the corresponding quarter last year ($641,000 for the nine-month period). These items result from the consolidation of the Company's interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Related party transactions
(In thousand of Canadian dollars)

                                           Three months ended               Nine months ended
                                              September 30,                   September 30,
                                                2006         2005               2006         2005
                                                   $            $                  $            $
Management services expense                      613          600              1,840        1,800

Sub-lease revenue                                240          240                719          461

Please refer to note 6 of the unaudited Consolidated Financial Statements for the nine-month period ended September 30, 2006 for details and additional related party transactions.


QUARTERLY RESULTS (UNAUDITED)
(In thousand of Canadian dollars, except per share data)

                                                                Net loss
                                                                per share
                                                                Basic and
Quarter                         Revenue         Net loss         diluted
-------                         -------         --------        ---------
                                   $               $                $
Year ending December 31, 2006
Third                             777           (18,520)          (0.48)
Second                            813           (20,374)          (0.53)
First                             837           (17,134)          (0.45)

Year ended December 31, 2005
Fourth                            837           (15,628)          (0.42)
Third                             920           (21,074)          (0.58)
Second                          1,035           (18,694)          (0.54)
First                           1,649           (16,970)          (0.54)

Year ended December 31, 2004
Fourth                            327           (15,388)          (0.51)

The increase in quarterly net losses year over year is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The decrease in the current quarter net loss compared to the same period last year is mainly attributable to a reduction in legal fees incurred by the Company with regards to the dispute with Immtech.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2006, the Company had available cash, cash equivalents and marketable securities of $26,769,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the exercise of a warrant in February of 2006 by a subsidiary of Picchio Pharma Inc. (Picchio Pharma).

In addition, on August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24-month term, that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement provides for an obligation for Neurochem to drawdown at least U.S.$25,000,000 over the two-year term of the facility. The agreement is conditional on the registration of the underlying securities and the required regulatory approvals. As at September 30, 2006, the Company had not drawn any funds under the equity line of credit.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at October 31, 2006, the Company had 38,701,732 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,608,670 options granted under the stock option plan.

The Company believes that its available cash and short-term investments, expected interest income, potential funding under the equity line of credit, from potential partnerships, research and licensing agreements, research tax credits, grants, and access to capital markets should be sufficient to finance the Company's operations and capital needs for the coming year. However, in light of the uncertainties associated with the regulatory approval process and the Company's ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company's operations in the future.

SUBSEQUENT EVENT

On November 3, 2006, the Company entered into a private placement of U.S.$40,000,000 aggregate principal amount of 6% senior convertible notes due in 2026, with a conversion premium of 20%. The Company has granted the U.S. registered broker-dealer a 30-day option to purchase up to an additional U.S.$2,085,000 aggregate principal amount of the notes. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. The sale of the notes is expected to close on November 9, 2006.

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Date: November 9, 2006





                               (signed) Dr. Francesco Bellini
                               -------------------------------------------------
                               Dr. Francesco Bellini
                               Chairman of the Board and Chief Executive Officer

                                  FORM 52-109F2
                        CERTIFICATION OF INTERIM FILINGS

I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of Neurochem Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Neurochem Inc. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Date: November 9, 2006





                             (signed) Mariano Rodriguez
                             ---------------------------------------------------
                             Mariano Rodriguez
                             Vice President, Finance and Chief Financial Officer